UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VERTEX ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

92534K107
(CUSIP Number)

Benjamin P. Cowart
1331 Gemini, Suite 103
Houston, Texas 77058

Telephone: 866-660-8156

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Benjamin P. Cowart

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
USA

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
(a) As to all shareholder matters: 4,734,799
Number of	(b) As to the election of four (4) of the Registrant’s five (5) directors (includes the shares described under 7(a)): 7,585,682
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
(a) Shares of common stock: 4,734,799
(b) Shares of common stock issuable in connection with the exercise of warrants (described below under Item 3): 666,479

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
(a) Total shares (not including those described in Section 11(b)): 7,585,682
(b) Total shares of common stock issuable in connection with the exercise of warrants: 666,479

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
(a) Common stock (excluding warrants described in Section 11(b) above, and shares described in Section 7(b) above) which the Reporting Person is able to vote on all shareholder matters: 36.5%

(b) Common stock (excluding warrants described in Section 11(b) above, and including shares described in Section 7(b) above) which the Reporting Person is able to vote for the election of four (4) of the Registrant’s five (5) directors: 58.4%

(c) Total shares of common stock (including warrants described in Section 11(b) above, and the shares described in Section 7(b) above): 60.4%

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Vertex Energy, Inc. (the “Company”).  The principal executive offices of the Company are located at 1331 Gemini, Suite 103, Houston, Texas 77058.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Benjamin P. Cowart, an individual, and the Chairman and Chief Executive Officer of the Company.

(d)-(e)  During the last five years, Mr. Cowart: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Cowart is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

On May 19, 2008, World Waste Technologies, Inc., a California corporation ("World Waste"), entered into an Amended and Restated Agreement and Plan of Merger (as amended from time to time, the "Merger Agreement") with Vertex Holdings, L.P. (formerly Vertex Energy, L.P.), a Texas limited partnership ("Vertex LP"), the Company, Vertex Merger Sub, LLC, a California limited liability company and wholly owned subsidiary of Vertex Nevada ("Merger Subsidiary"), and Benjamin P. Cowart, as agent for the shareholders of the Company. Effective April 16, 2009, the transactions contemplated by the Merger Agreement, namely, the merger of World Waste into Merger Subsidiary, and the issuance of shares of the Company to the former shareholders of World Waste (the “Merger”) was affected.  In connection with the Merger, (i) each outstanding share of World Waste common stock was cancelled and exchanged for 0.10 shares of the Company’s common stock; (ii) each outstanding share of World Waste Series A preferred stock was cancelled and exchanged for 0.4062 shares of the Company’s Series A preferred stock; and (iii) each outstanding share of World Waste Series B preferred stock was cancelled and exchanged for 11.651 shares of the Company’s Series A preferred stock.

Included in the compensation paid to the partners of Vertex LP, including Mr. Cowart, in connection with the Merger, was a total of 4,679,488 shares of common stock of the Company to Mr. Cowart personally and a total of 55,311 shares of common stock issued to VTX, Inc., the General Partner of Vertex LP (“VTX”), which is controlled by Mr. Cowart, and which shares Mr. Cowart is deemed to beneficially own.

Additionally, the partners of Vertex LP were granted warrants in connection with the closing of the Merger to purchase shares of common stock equal to 40% of the total outstanding options and warrants in World Waste as of the effective date of the Merger (which options and warrants of World Waste were assumed by the Company in connection with the closing of the Merger)(the “Make-Whole Warrants”).  The partners of Vertex LP were granted Make-Whole Warrants pro-rata in connection with their ownership of Vertex LP.  As a result, Mr. Cowart was granted an aggregate of 658,690 warrants to purchase shares of the Company’s common stock and VTX was granted an aggregate of 7,789 warrants to purchase shares of the Company’s common stock at varying exercise prices from between $1.55 to $27.50 per share.

In connection with the Merger, Mr. Cowart also entered into Voting Agreements with several of the Company’s largest shareholders and the partners of Vertex LP (the “Voting Agreements”), pursuant to which such shareholders agreed to provide Mr. Cowart a voting proxy to vote their shares in connection with the appointment of four (4) of the Company’s five (5) directors.  The Company’s Series A preferred stock holds the right, voting in aggregate to appoint one (1) of the Company’s five (5) directors.  The Voting Agreements remain in effect for three (3) years from the effective date of the Merger.

In total, Voting Agreements were entered into in connection with shareholders holding an aggregate of 2,850,883 of the Company’s voting shares, which included 1,841,625 voting shares which the Company’s Series A preferred stock is able to vote pursuant to the terms of such Series A preferred stock.

Item 4. Purpose of Transaction

Mr. Cowart acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Cowart may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Cowart also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Cowart does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Cowart beneficially owns 4,734,799 shares of common stock (36.5% of the Company’s voting shares, which includes 8,261,659 shares of common stock and 4,726,443 shares of Series A preferred stock, which can each vote one share of common stock), which he can vote for all shareholder matters; 666,479 shares of common stock issuable in connection with the exercise of warrants described in Item 3, above; and he has the right to vote an aggregate of an additional  2,850,883 voting shares for the election of four (4) of the Registrant’s five (5) directors (assuming the valid exercise of the warrants, 60.4% of the then voting shares of the Company, and assuming that such warrants are not exercised, 58.4% of the Company’s total voting shares).

(b)
Mr. Cowart holds the rights to vote 4,734,799 shares of common stock (36.5% of the Company’s voting shares, which includes 8,261,659 shares of common stock issued and outstanding and 4,726,443 shares of Series A preferred stock issued and outstanding as of the date of this report, which can each vote one share of common stock on all shareholder matters), which he can vote for all shareholder matters; and he has the right to vote an aggregate of an additional  2,850,883 voting shares for the election of four (4) of the Registrant’s five (5) directors as a result of the Voting Agreements he entered into with various shareholders of the Company (which in aggregate, along with the shares of common stock he individually holds the right to vote, represent 58.4% of the Company’s total voting shares).

(c)	See Item 3, above.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 4,734,799 shares of common stock or the 666,479 warrants beneficially owned by Mr. Cowart.  The individual shareholders who previously entered into Voting Agreement with Mr. Cowart in connection with the 2,850,883 shares described in Item 3 above, retained the right to receive or the power to direct the receipt of the dividends or the proceeds from the sale of such shares.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Form of Voting Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2009

By:	/s/ Benjamin P. Cowart
Benjamin P. Cowart